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October 1, 2010

BY EDGAR

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549
United States

Re:	National Grid plc Annual Report on Form 20-F for the Fiscal Year Ended March 31, 2010 (File No. 001-14958)

Dear Mr. Owings:

By letter dated September 2, 2010, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the Annual Report on Form 20-F for the fiscal year ended March 31, 2010 (File No. 1-14958) (the “Annual Report”) filed by National Grid plc (the “Company”) with the Commission on May 25, 2010.  This letter contains the Company’s response to the Staff’s comments.

For convenience, we have reproduced each of the Staff’s comments and provided a response immediately below it.

Item 3. Key Information, page 2

Exchange Rates, page 2

Mr. H. Christopher Owings, p. 2

1.	Please revise to provide or clarify the exchange rate at May 21, 2010. Refer to Item 3.A.3.a of Form 20-F.

The Company acknowledges the Staff’s comment and agrees to include in future annual reports filed on Form 20-F disclosure of the pound sterling exchange rate at the then latest practicable date.  As previously discussed with the Staff, the Company intends to reflect the Staff’s comments in future filings and accordingly does not propose to amend the Annual Report to state the exchange rate at May 21, 2010.  For the Staff’s information, the exchange rate between pounds sterling and U.S. dollars at May 21, 2010 was 1.4442.

Item 15.  Controls and Procedures, page 14

2.
We note the conclusion of your officers that your disclosure controls and procedures were effective to provide reasonable assurance that “information required to be disclosed in the reports that [you] file and submit under the Exchange Act is recorded, processed, summarised and reported as and when required and communicated to [y]our management…to allow timely decisions regarding disclosure.”  Please confirm that your principal executive officer and principal financial officer also concluded that your disclosure controls and procedures were effective to ensure that such information is accumulated to allow such timely decisions regarding disclosure.  See Exchange Act Rule 13a-15e.  In addition, please revise your disclosure in future filings to reflect the entirety of the definition of controls and procedures.

The Company confirms that, as of March 31, 2010, the Chief Executive and Finance Director of the Company concluded that the disclosure controls and procedures were effective to provide reasonable assurance that such information is accumulated and communicated to our management, including the Chief Executive and Finance Director, as appropriate to allow timely decisions regarding disclosure.

The Company will in future filings of its annual report on Form 20-F revise its language to state that its disclosure controls and procedures were effective “to provide reasonable assurance that information required to be disclosed in the reports that we file and submit under the Exchange Act is recorded, processed, summarised and reported as and when required and that such information is accumulated and communicated to our management, including the Chief Executive and Finance Director, as appropriate, to allow timely decisions regarding disclosure.”

3.
We note your statement that “even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.”  Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  In the alternative, remove the references to the level of assurance of your disclosure controls and procedures throughout your discussion of and conclusion regarding the effectiveness of the controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at www.sec.gov.

Mr. H. Christopher Owings, p. 3

The Company confirms that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and in future filings of its annual report on Form 20-F the Company will revise its language to clarify that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

Item 19. Exhibits, page 18

4.
We note your disclosure that the agreements filed as exhibits may contain representations and warranties that “are subject to more recent developments” and “may not describe National Grid’s actual state of affairs at the date hereof.”   Please remove these statements, as they imply that the referenced agreements do not constitute public disclosure under the federal securities laws.  In addition, in an effort to emphasize to investors the historical nature of the representations and warranties, please:

•
revise the statement that such representations and warranties “have been made” for the benefit of the other parties to the agreements, to state that such representations and warranties “were made” for the benefit of such parties, and

•
revise the statement that such representations and warranties “may have been qualified by disclosures that were made to such other …parties,” to state that such representations and warranties “may have been qualified in such agreements by disclosures that were made” to such other parties [emphasis added].

Please also be advised that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in your Form 20-F not misleading.

The Company acknowledges the Staff’s comment and will provide the following amended disclosure under Item 19 of future annual reports filed on Form 20-F:

“Pursuant to the rules and regulations of the SEC, National Grid has filed certain agreements as exhibits to this Annual Report on Form 20-F. These agreements may contain representations and warranties by the parties to them. These representations and warranties were made solely for the benefit of the other party or parties to such agreement and (i) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements turn out to be inaccurate, (ii) may have been qualified in such agreements by disclosures that were made to such other party or parties and that either have been reflected in the Company’s filings or are not required to be disclosed in those filings, (iii) may apply materiality standards different from what may be viewed as material to investors and (iv) were made only as of the date of such agreements or such other date or dates as may be specified in such agreements.”

Mr. H. Christopher Owings, p. 4

Exhibit 15.1 – Annual Report and Accounts 2009/10

Climate Change, page 36

5.
Please revise your disclosure to clarify the amounts you have spent and anticipate spending, by relevant time periods, in furtherance of your “45% by 2020 and 80% by 2050 greenhouse gas emissions reductions targets,” with a review to providing a more complete description of the material effects of government regulations on your business.  Refer to Item 4.B.8 of Form 20-F.

As set forth in the disclosure on page 36 of Exhibit 15.1, the Company embeds its climate change initiatives into all its operations, and thus a significant proportion of the reduction in greenhouse gas emissions achieved in previous years, and anticipated in future years, under the “45% by 2020 and 80% by 2050” program, as well as the implementation of other environment-related initiatives, comes from ongoing business activity and investments undertaken by the Company for various business purposes, but which also reduce greenhouse gas emissions.   Where investments are made to deliver energy efficiency savings with the corresponding reduction in greenhouse gas emissions, any investment decision is still assessed against our overall business investment criteria (including, among others, pay back periods) before proceeding.

Delivery of the greenhouse gas targets is therefore not seen as an independent goal with a separate budget, nor are such expenditures tracked in this manner.  For example, our UK gas distribution mains replacement program is primarily driven by safety and reliability considerations, but it also delivers significant emissions savings.  In some areas of our business we are subject to carbon pricing through cap and trade schemes, but as these are real market prices they are factored into our business investment decisions along with all of the other relevant criteria.  Accordingly, separate information on any significant Company expenditure specifically related to reducing greenhouse gas emissions does not exist as such and would be impractical to produce.  The Company would in such cases have to make a hypothetical determination of the proportion of investment costs allocable to emission reduction and the proportion allocable to the broader business purposes of a given investment or operation.

More broadly, governmental regulation in this area manifests itself in a number of different ways ranging from the introduction of carbon-trading mechanisms to mandated environmental standards delivered via the appropriate environmental regulator.  The Company’s net financial position depends on performance in the various schemes, with the objective being to deliver efficiency savings.  For example, the carbon reduction commitment, introduced this year in the UK, includes a price of carbon of £12 per tonne, but the Company’s net position will depend on the annual recycling of monetary allocations from higher to lower emitting organizations, that is, on the Company’s overall emission reduction performance in these various schemes relative to those other organizations.  Again, therefore, determining the overall financial impact of related legislation would be impractical.

Mr. H. Christopher Owings, p. 5

For these reasons, the Company believes that it would be unduly burdensome to make a determination of amounts spent specifically on greenhouse gas emission reduction and that disclosure of such amounts could arguably be misleading to investors.  However, the Company will include further discursive disclosure based on the above response within its existing climate change related disclosures in future filings.

Risk Factors, page 93

6.
Please delete the third sentence in which you state that other factors may also have an adverse effect on your business.  All material risks should be described in your disclosure.  If risks are not deemed material, you should not reference them.

The Company acknowledges the Staff’s comment and will remove from its risk factors disclosure in future annual reports filed on Form 20-F the sentence “In addition, other factors besides those listed below may have an adverse effect on National Grid.”

Research and Development, page 96

7.	Please revise to include the amount spent during fiscal year 2007/08, if significant. Refer to Item 5.C of Form 20-F.

Company research expenditures for 2007/08 are set forth in Note 2, “Operating Costs,” to the Financial Statements on page 127 of Exhibit 15.1 to the Annual Report.

The Company believes that repetition in the Directors’ Report, prepared in accordance with the requirements of the Companies Act 2006, of the disclosure of two prior years of comparable financial information that is set out in Note 2 is unnecessary and potentially confusing because other disclosures of financial items in the Directors’ Report present just one prior year of financial information.  Accordingly, the Company respectfully submits that the present disclosure does not require revision to meet the requirements of Item 5.C of Form 20-F.

Note 29 – Related Party Transactions, page 153

8.
Please revise your disclosure to provide additional detail regarding the nature and extent of your material related party transactions and identify the joint ventures that are parties to such transactions.  In addition, please describe the nature of the loan with Blue-NG Limited and the transaction in which it was incurred.  Refer to Item 7.B of Form 20-F.

The Company acknowledges the Staff’s comments and will provide additional disclosure in relation to material related party transactions in future annual reports filed on Form 20-F. The Company has numerous individually insignificant transactions with joint ventures, and given the relatively insignificant nature of these amounts, the Company considers that it would be unduly burdensome to identify separately all of the individual transactions with each joint venture.  However, in future filings the Company will provide additional disclosure related to the nature of the more significant transactions it conducts with its joint ventures.  The exact form of such future disclosures would depend on the transaction in question.

Mr. H. Christopher Owings, p. 6

The Company will also provide additional disclosure in future filings in relation to the loan with Blue-NG Limited by adding the following sentences: "The loan was made through a series of advances to fund the activities of the joint venture.  The maximum amount outstanding during the year was £[•]m."  This additional disclosure is expected to be further supplemented with language to reflect actual events over the period up to the requisite disclosure date.

*                      *                      *

In addition to the foregoing comments, the Staff’s comment letter sought a statement regarding the following matters from the Company.  Accordingly, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +44 207 614 2380 or my colleague Adam Schneider at +44 207 614 2210.

Yours sincerely,

/s/ Pierre-Marie Boury

Pierre-Marie Boury

cc:	Ms. Lilyanna L. Peyser, Securities and Exchange Commission
Mr. Steve Lucas, National Grid plc
Mr. Andrew Agg, National Grid plc
Mr. Mark Noble, National Grid plc
Mr. Adam Schneider, Cleary Gottlieb Steen & Hamilton LLP